HSBC USA Inc.
Market Linked Securities



Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside
Principal at Risk Securities Linked to the Common Stock of Microsoft Corporation due June 1, 2029
Term Sheet to Free Writing Prospectus dated May 13, 2026

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measure	The common stock of Microsoft Corporation (Bloomberg ticker symbol "MSFT") (the "Underlying Stock")
Face Amount (Original Offering Price)	The principal amount of $1,000 per security
Pricing Date*	May 28, 2026
Issue Date*	June 2, 2026
Final Calculation Day*	May 29, 2029
Stated Maturity Date*	June 1, 2029
Contingent Coupon Payments	On each coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, **and only if**, the stock closing price of the Underlying Stock on the related calculation day is greater than or equal to the coupon threshold price. Each contingent coupon payment, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 12
Contingent Coupon Rate	At least 8.90% per annum, to be determined on the pricing date
Calculation Days*	Monthly, on the 28th of each January, February, March, April, May, June, July, August, September, October, November and December, commencing June 2026 and ending May 2029; *provided* that the May 2029 calculation day will be the final calculation day, each subject to postponement
Contingent Coupon Payment Dates	Monthly, on the third business day following each calculation day, provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date
Automatic Call	If the stock closing price of the Underlying Stock on any of the calculation days from August 2026 to April 2029 is greater than or equal to the Starting Price, the securities will be automatically called, and you will receive a cash payment per security equal to the face amount plus a final contingent coupon payment on the related call settlement date.
Call Settlement Date*	Three business days after the applicable calculation day.
Maturity Payment Amount (per security)	• If the ending price is greater than or equal to the downside threshold price: $1,000; or • If the ending price is less than the downside threshold price: $1,000 × performance factor
Performance Factor	The ending price divided by the starting price (expressed as a percentage).
Starting Price	The stock closing price of the Underlying Stock on the pricing date
Ending Price	The stock closing price of the Underlying Stock on the final calculation day
Coupon Threshold Price	70% of the starting price
Downside Threshold Price	70% of the starting price

Summary of Terms (Continued)

Calculation Agent	HSBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent's Commission and Other Fees	Up to 2.325%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	40447EJR8 / US40447EJR80
Material Tax Consequences:	See the free writing prospectus.

Hypothetical Payout Profile (Maturity Payment Amount)



If the securities are not automatically called prior to maturity and the ending price is less than the downside threshold price, you will have full downside exposure to the decrease in the price of the Underlying Stock from the starting price and will lose more than 30%, and possibly all, of the face amount of your securities at maturity.

Any positive return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of the Underlying Stock, but you will have full downside exposure to the Underlying Stock if the securities are not automatically called and the ending price is less than the downside threshold price.

The estimated initial value of the securities on the pricing date is expected to be between $928.50 and $968.50 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities— Estimated Initial Value" in the accompanying free writing prospectus.

Free writing prospectus:
https://www.sec.gov/Archives/edgar/data/83246/000110465926059667/tm2613458d108_fwp.htm

*Subject to change

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-9 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

- If The Securities Are Not Automatically Called Prior To Maturity, You May Lose A Significant Portion Or All Of The Face Amount Of Your Securities At Maturity.
- The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.
- You May Be Fully Exposed To The Decline In The Underlying Stock From The Starting Price, But Will Not Participate In Any Positive Performance Of The Underlying Stock, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of Any Contingent Coupon Payments.
- Higher Contingent Coupon Rates Are Associated With Greater Risk.
- You Will Be Subject To Reinvestment Risk.
- A Contingent Coupon Payment Date, A Call Payment Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC

- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlying Stock

- The Securities Will Be Subject To Single Stock Risk.
- Any Payments On The Securities Will Depend Upon The Performance Of The Underlying Stock And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - o *Investing In The Securities Is Not The Same As Investing In The Underlying Stock.*
  - o *Historical Prices Of The Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.*
  - o *The Securities May Become Linked To The Common Stock Of A Company Other Than The Original Underlying Stock Issuer.*
  - o *We, The Agent And Our Respective Affiliates Cannot Control Actions By The Underlying Stock Issuer.*
  - o *We, The Agent And Our Respective Affiliates Have No Affiliation With The Underlying Stock Issuer And Have Not Independently Verified Its Public Disclosure Of Information.*
  - o *You Have Limited Anti-dilution Protection.*

Risks Relating To Conflicts Of Interest

- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax

- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.